05010934

ıNGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 SEP -7 P 1: 27

31 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 August 2005 as published in the South China Morning Post in Hong Kong on 31 August 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Encl

c.c. J P Morgan
- Ms. Tintin Subagyo

dw 9/7

e:\cc\CWTC_Listco\Announcement\2005_2nd Q\Ltr.doc3

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF AUDITED FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE AUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH AUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 3 – CONTENTS AND FORMATS OF HALF YEAR REPORT (2003 AMENDMENTS) AND THE LISTING RULES OF SHANGHAI STOCK EXCHANGE (2004 AMENDMENTS).

SA HAS SEPARATELY ANNOUNCED ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005 ON 26 AUGUST 2005.

SUMMARY

On 29 August 2005, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the six months ended 30 June 2005 which will be published in the newspapers in the PRC on 31 August 2005. The audited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 29 August 2005, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the audited financial results of CWTC Listco for the six months ended 30 June 2005 which will be published in the newspapers in the PRC on 31 August 2005. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2005 – AUDITED

	For the six months ended 30 June			
	2005 (audited)		2004 (unaudited)	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	46,408	384,096	40,715	336,994
Less: Cost of sales	(16,331)	(135,164)	(16,118)	(133,407)
Business tax & surcharge	(2,328)	(19,268)	(2,104)	(17,415)
Profit from principal activity	27,749	229,664	22,493	186,172
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(432)	(3,575)	(369)	(3,054)
Administrative expenses	(2,901)	(24,010)	(2,925)	(24,210)
Add: Financial income/(expenses)	(1,170)	(9,684)	70	579
Operating profit	23,246	192,395	19,269	159,487
Add: Investment gain	429	3,551	382	3,162
Subsidy	–	–	–	–
Non-Operating income	38	315	57	472
Less: Non-Operating expenses	(108)	(894)	(147)	(1,217)
Profit before tax	23,605	195,367	19,561	161,904
Less: Income Tax	(7,648)	(63,299)	(6,342)	(52,492)
Minority interests	–	–	–	–
Net Profit	15,957	132,068	13,219	109,412

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE AUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA HAS ACCOUNTED FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE SIX MONTHS ENDED 30 JUNE 2005 IN ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 August 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purpose only*